I-Bankers Securities, Inc.

1208 Shady Lane N

Keller, TX 76248

October 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Link

Re:	Deep Medicine Acquisition Corp. (“Company”)
Registration Statement on Form S-1
File No. 333-259500

Dear Mr. Link:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), I-Bankers Securities, Inc., as representative of the underwriters, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 5:00 p.m. (Washington, D.C. time) on October 26, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned advises that approximately 450 copies of the Preliminary Prospectus dated October 12, 2021 are expected to be distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

I-Bankers Securities, Inc.

By: /s/ Shelley Leonard
Name: Shelley Leonard
Title: President